Exhibit 12

Consolidated Natural Gas Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Six Months Ended June 30, 2005	Twelve Months Ended June 30, 2005	2004	2003	2002	2001	2000
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 844	$ 1,415	$ 1,349	$ 1,022	$ 950	$ 604	$ 360
Distributed income from unconsolidated investees, less equity in earnings	(10)	(6)	(5)	(14)	(16)	(6)	13
Fixed charges included in the determination of net income	115	211	190	169	168	170	184
Total earnings, as defined	$ 949	$ 1,620	$ 1,534	$ 1,177	$ 1,102	$ 768	$ 557

Fixed charges, as defined:
Interest charges	$ 132	$ 249	$ 229	$ 223	$ 227	$ 181	$ 173
Rental interest factor	9	16	17	13	11	11	11
Total fixed charges, as defined	$ 141	$ 265	$ 246	$ 236	$ 238	$ 192	$ 184

Ratio of Earnings to Fixed Charges	6.73	6.11	6.24	4.99	4.63	4.00	3.03

.